Rice Acquisition Corp. II

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

June 11, 2021

VIA EDGAR

Office of Real Estate and Construction

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christopher Dunham

Re:	Rice Acquisition Corp. II Registration Statement on Form S-1, as amended File No. 333-254080

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rice Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 15, 2021, or as soon thereafter as practicable.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, special counsel to the Company, at (214) 972-1673 as soon as the above referenced Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ James Wilmot Rogers
James Wilmot Rogers
Chief Accounting Officer